

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

<u>Via U.S. Mail</u>

Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re: Impac Mortgage Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-14100**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 47

Net Interest Income, page 48

1.   Please revise your disclosure to clearly explain the difference between net interest spread and net interest margin. In your revised disclosure please explain how management determined that an interest spread that excludes the yield from long-term debt and notes payable would be a useful measure for investors.

Non-interest Income, page 49

2.   We note your discussion of the continued contraction of the market during 2009 on page F-8 of your financial statements. Given the market contraction, explain to us why your investment securities available-for-sale and securitized mortgage collateral increased in value by approximately $3.5 million and $27.8 million respectively. Additionally, please enhance your MD&A disclosure to include a similar discussion in future filings.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.   Please tell us how your presentation of Cash flows from operating activities, which uses Earnings from continuing operations and not Net earnings (loss) as the starting point for the indirect method presentation, complies with ASC 230-10-45-28.

4.   Please provide to us the details of the line item Net change in other assets and liabilities, as such amount appears to be material to the reconciliation in determining Net cash provided by operating activities for the fiscal year ended December 31, 2009 and is not clearly evident based on the year end balances for Other assets and Other liabilities.

Todd R. Taylor
Impac Mortgage Holdings, Inc.
September 21, 2010
Page 3

Note A—Summary of Market Conditions, Business and Financial Statement Presentation including Significant Accounting Policies, page F-8

17. Recent Accounting Pronouncements, page F-20

5.   We note your disclosures related to the issuance of FASB issued Accounting Standards Update ("ASU") No. 2010-9 and ASC 855-10. Please tell us how you have met the disclosure requirements of ASC 855-10-50-1.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant